CONTINENTAL MINERALS CORPORATION
Suite 1020 - 800 West Pender Street
Vancouver, B.C. V6C 2V6
Telephone No. (604) 684-6365    Fax No. (604) 681-2741

INFORMATION CIRCULAR
as at May 22, 2009
(except as otherwise indicated)

This Information Circular is furnished in connection with the solicitation of proxies by the management of Continental Minerals Corporation (the "Company") for use at the annual and special general meeting (the "Meeting") of its shareholders to be held on June 24, 2009 at the time and place and for the purposes set forth in the accompanying notice of the Meeting.

In this Information Circular, references to "the Company", "we" and "our" refer to Continental Minerals Corporation. "Common Shares" means common shares without par value in the capital of the Company. "Beneficial Shareholders" means shareholders who do not hold Common Shares in their own name and "intermediaries" refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to beneficial owners of the Common Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the "Proxy") are directors of the Company. If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy. If your shares are held in physical form (i.e. paper form) and are registered in your name, then you are a registered shareholder. However, if, like most shareholders, you keep your shares in a brokerage account, then you are a beneficial shareholder. The manner for voting is different for registered and beneficial shareholders. The instructions below should be read carefully by all shareholders.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors,

(b)	any amendment to or variation of any matter identified therein, and

(c)	any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Common Shares represented by the Proxy for the approval of such matter.

Registered Shareholders

Registered Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered Shareholders electing to submit a proxy may do so by:

(a)

completing, dating and signing the enclosed form of proxy and returning it to the Company's transfer agent, Computershare Trust Company of Canada ("Computershare"), by fax within North America at 1-866-249-7775, outside North America at (416) 263-9524, or by mail or by hand to the 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1;

(b)

using a touch-tone phone to transmit voting choices to a toll free number. Registered shareholders must follow the instructions of the voice response system and refer to the enclosed proxy form for the toll free number, the holder's account number and the proxy access number; or

(c)

using the internet through the website of the Company's transfer agent at www.investorvote.com. Registered Shareholders must follow the instructions that appear on the screen and refer to the enclosed proxy form for the holder's account number and the proxy access number;

in all cases ensuring that the proxy is received at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

Beneficial Shareholders

The following information is of significant importance to shareholders who do not hold Common Shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares).

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder's name on the records of the Company. Such Common Shares will more likely be registered under the names of the shareholder's broker or an agent of that broker. In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

There are two kinds of Beneficial owners - those who object to their name being made known to the issuers of securities which they own (called OBOs for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called NOBOs for Non-Objecting Beneficial Owners).

The Company is taking advantage of the provisions of National Instrument 54-101 that permit it to directly deliver proxy-related materials to its NOBOs. As a result NOBOs can expect to receive a scannable Voting Instruction Form ("VIF") from our transfer agent, Computershare. These VIFs are to be completed and returned to Computershare in the envelope provided or by facsimile. In addition, Computershare provides both telephone voting and internet voting as described on the VIF itself which contain complete instructions. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive.

These securityholder materials are being sent to both registered and non-registered owners of the securities of the Company. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in your request for voting instructions.

Beneficial Shareholders who are OBOs should follow the instructions of their intermediary carefully to ensure that their Common Shares are voted at the Meeting.

The form of proxy supplied to you by your broker will be similar to the proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("Broadridge") in the United States and in Canada. Broadridge mails a VIF in lieu of a proxy provided by the Company. The VIF will name the same persons as the Company's Proxy to represent you at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), other than the persons designated in the VIF, to represent you at the Meeting. To exercise this right, you should insert the name of the desired representative in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge's instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. If you receive a VIF from Broadridge, you cannot use it to vote Common Shares directly at the Meeting - the VIF must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have the Common Shares voted.

Although as a Beneficial Shareholder you may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of your broker, you, or a person designated by you, may attend at the Meeting as proxyholder for your broker and vote your Common Shares in that capacity. If you wish to attend at the Meeting and indirectly vote your Common Shares as proxyholder for your broker, or have a person designated by you do so, you should enter your own name, or the name of the person you wish to designate, in the blank space on the voting instruction form provided to you and return the same to your broker in accordance with the instructions provided by such broker, well in advance of the Meeting.

Alternatively, you can request in writing that your broker send you a legal proxy which would enable you, or a person designated by you, to attend at the Meeting and vote your Common Shares.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by:

(a)

executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder's authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare Trust Company of Canada, or at the address of the registered office of the Company at 1500 Royal Centre, 1055 West Georgia Street, PO Box 11117, Vancouver, British Columbia, V6E 4N7, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law, or

(b)	personally attending the Meeting and voting the registered shareholder's Common Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company, or any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors and as may be set out herein.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The board of directors (the "Board") of the Company has fixed May 15, 2009, as the record date (the "Record Date") for determination of persons entitled to receive notice of and to vote at the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.

As of May 15, 2009, there were 129,053,041 Common Shares issued and outstanding, each carrying the right to one vote. Except as described herein, no group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares.

Jinchuan Group Limited ("Jinchuan") holds the right to appoint one nominee to hold one seat on the Company's board of directors and Jinchuan maintains this right for so long as it maintains its initial percentage interest (of approximately 8.3%) in the outstanding Common Shares of the Company. As of May 15, 2009, Jinchuan held 18,000,000 Common Shares and had appointed its nominee Mr. Fuyu Wang to the Company's Board of Directors.

The Company is also authorized to issue an unlimited number of Non-Voting Redeemable Preferred Shares. There were 12,483,916 Non-Voting Redeemable Preferred Shares issued and outstanding as at May 15, 2009.

To the knowledge of the directors and executive officers of the Company, the only persons or corporations that beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Company as at May 15, 2009 were:

Shareholder Name	Number of Common Shares Held	Percentage of Issued Common Shares

Jinchuan Group Limited	18,000,000	13.9%
Notes:

(1)     The above information was supplied to the Company by the shareholders and from the insider reports available at www.sedi.ca.

FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the year ended December 31, 2008, together with management's discussion and analysis and the report of the auditor, will be placed before the Meeting. These documents have been filed with the securities commissions or similar regulatory authority in British Columbia, Alberta, Saskatchewan, Ontario, Quebec and Nova Scotia.

Copies of these documents may be obtained by a Shareholder upon request and without charge from Investor Relations, Continental Minerals Corporation at Suite 1020 – 800 West Pender Street, Vancouver, British Columbia, V6C 2V6, telephone 604-684-6365. These documents are also available through the Internet on SEDAR, which can be accessed at www.sedar.com.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described herein. If there are more nominees for election as directors or appointment of the Company's auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

ELECTION OF DIRECTORS

The size of the Board of the Company is currently ten members. The term of office of each of the current directors will end at the conclusion of the Meeting. Unless the director's office is vacated earlier in accordance with the provisions of the Business Corporations Act (British Columbia) ("BCA"), each director elected will hold office until the conclusion of the next annual general meeting of the Company or, if no director is then elected, until a successor is elected.

The following table sets out the names of management's ten (10) nominees for election as directors, all major offices and positions with the Company and any public companies each now holds, the period of time during which each has been a director of the Company and the number of Common Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at May 15, 2009. The table also includes business or employment information for the five preceding years for new directors appointed since the Company's latest annual shareholders meeting and any director nominees.

Name of Nominee; Current Position with the Company and Province or State and Country of Residence	Period as a Director of the Company	Common Shares Beneficially Owned or Controlled(1)/(2)
Rene G. Carrier (3) Director British Columbia, Canada	Since February 2001	195,500 common shares (4) 300,000 options
David J. Copeland President, Chief Executive Officer and Director British Columbia, Canada	Since November 1995	2,275,419 common shares 800,000 options
Scott D. Cousens(3) Director British Columbia, Canada	Since June 1994	1,664,389 common shares 400,000 options
Robert A. Dickinson Director British Columbia, Canada	Since June 2004	1,753,091 common shares(5) 481,620 non-voting redeemable preferred shares(5) 400,000 options
Gordon J. Fretwell (3) Director British Columbia, Canada	Since February 2001	88,750 common shares(6) 300,000 options
Gerald Panneton Director Ontario, Canada	Since January 2006	21,500 common shares 700,000 options
Ronald Thiessen Co-Chairman and Director British Columbia, Canada	Since November 1995	1,925,420 common shares 600,000 options
Fuyu Wang Director Gansu Province, People's Republic of China	Since August 2007	nil common shares nil options
Zhi Wang Co-Chairman and Director California, USA	Since December 2006	2,276,784 common shares 900,000 options

Name of Nominee; Current Position with the Company and Province or State and Country of Residence	Period as a Director of the Company	Common Shares Beneficially Owned or Controlled(1)/(2)
Jie (Jack) Yang Director British Columbia, Canada	Since December 2006	569,196 common shares 400,000 options

Notes:

1.

The information as to principal occupation, business or employment and number of Common Shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees as filed on SEDI.

2.

The share purchase options held by directors and officers, with the following exercise prices, expire as follows: 2,600,000 at $1.61 expire on February 28, 2011; and 2,600,000 at $2.01 expire on February 28, 2012; and 815,000 at $1.32 expire on May 2, 2011. Of the share purchase warrants, nil were exercised and 1,000,000 expired unexercised on December 15, 2008 and the remaining 500,000 expired unexercised on February 14, 2009. All warrants had an exercise price of $1.59.

3.	Member of the audit committee.

4.	Certain of these shares are held by Euro American Capital Corporation, a private company that is wholly owned by Mr. Carrier.

5.	Certain of these shares are held by United Mineral Services, a private company that is wholly owned by Mr. Dickinson.

6.	Certain of these shares are held by Gordon J. Fretwell Law Corporation, a private company that is wholly owned by Mr. Fretwell.

Biographical Information

The following information as to principal occupation, business or employment is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

RENE G. CARRIER – Director

Rene G. Carrier is a past Vice-President of Pacific International Securities Inc., where he worked for ten years, until 1991. Since that time he has been President of Euro-American Capital Corporation, a private company which specializes in restructuring, administration, and raising venture capital funds for junior companies.

Mr. Carrier currently is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Continental Minerals Corporation	Director	February 2001	Present
Amarc Resources Ltd.	Director	May 2008	Present
Chartwell Technology Inc.	Director	June 1991	April 2007
Fronterra Copper Corporation	Director	February 2009	Present
International Royalty Corporation	Lead Director	June 2003	Present
Quartz Mountain Resources Ltd.	Director	January 2000	Present
	President	June 2005	Present
Rockwell Diamonds Inc.	Director	April 1993	November 2008

DAVID COPELAND, P.Eng. – President, Chief Executive Officer and Director

David Copeland is a geological engineer who graduated in economic geology from the University of British Columbia. With over 30 years of experience, Mr. Copeland has undertaken assignments in a variety of capacities in mine exploration, discovery and development throughout the South Pacific, Africa, South America and North America. His principal occupation is President and Director of CEC Engineering Ltd., a consulting engineering firm that directs and co-ordinates advanced technical programs for exploration and development on behalf of companies for which Hunter Dickinson Services Inc. provides services. He is also a director of Hunter Dickinson Services Inc.

Mr. Copeland is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Continental Minerals Corporation	Director	November 1995	Present
	President & CEO	January 2008	Present
Amarc Resources Ltd.	Director	September 1995	Present
Anooraq Resources Corporation	Director	September 1996	September 2004
Farallon Resources Ltd.	Director	December 1995	April 2009
Great Basin Gold Ltd.	Director	February 1994	March 2008
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
Rockwell Diamonds Inc.	Director	September 2006	Present
	Chief Executive Officer	September 2006	September 2007
	Chairman	September 2007	Present
Taseko Mines Limited	Director	March 1994	Present

SCOTT D. COUSENS – Director

Scott Cousens provides management, technical and financial services to a number of publicly traded companies. Mr. Cousens' focus since 1991 has been the development of relationships within the international investment community. Substantial financings and subsequent corporate success has established strong ties with North American, European and Asian investors. He is also a director of Hunter Dickinson Services Inc.

Mr. Cousens is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Continental Minerals Corporation	Director	June 1994	Present
Amarc Resources Ltd.	Director	September 1995	Present
Anooraq Resources Corporation	Director	September 1996	Present
Farallon Resources Ltd.	Director	December 1995	April 2007
Great Basin Gold Ltd.	Director	March 1993	November 2006
Northern Dynasty Minerals Ltd.	Director	June 1996	Present

Company	Positions Held	From	To
Rockwell Diamonds Inc.	Director	November 2000	November 2008
Taseko Mines Limited	Director	October 1992	Present

ROBERT DICKINSON, B.Sc., M.Sc. – Director

Robert Dickinson is an economic geologist who serves as a member of management of several mineral exploration companies, primarily those for whom Hunter Dickinson Services Inc. provides services. He holds a Bachelor of Science degree (Hons. Geology) and a Master of Science degree (Business Administration -Finance) from the University of British Columbia. Mr. Dickinson has also been active in mineral exploration for over 40 years. He is a director of Hunter Dickinson Services Inc. He is also President and Director of United Mineral Services Ltd., a private investment company.

Mr. Dickinson is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Continental Minerals Corporation	Director	June 2004	Present
	Chairman	June 2004	January 2006
	Co-Chairman	January 2006	December 2006
Amarc Resources Ltd.	Director	April 1993	Present
	Co-Chairman	September 2000	April 2004
	Chairman	April 2004	Present
Anooraq Resources Corporation	Director	November 1990	September 2004
	Director	October 2004	Present
	Chairman	April 2004	September 2004
	Co-Chairman	October 2004	Present
Detour Gold Corporation	Director	August 2006	February 2009
Farallon Resources Ltd.	Director	July 1991	April 2007
	Chairman	April 2004	September 2004
	Co-Chairman	September 2004	April 2006

Company	Positions Held	From	To
Great Basin Gold Ltd.	Director	May 1986	November 2006
	Chairman	April 2004	December 2005
	Co-Chairman	December 2005	November 2006
Northern Dynasty Minerals Ltd.	Director	June 1994	Present
	Chairman	April 2004	Present
Rockwell Diamonds Inc.	Director	November 2000	September 2006
	Chairman	November 2000	September 2006
Taseko Mines Limited	Director	January 1991	Present
	Chairman	April 2004	July 2005
	Co-Chairman	July 2005	May 2006

GORDON FRETWELL, B.Comm., LLB – Director

Gordon Fretwell holds a Bachelor of Commerce degree and graduated from the University of British Columbia in 1979 with his Bachelor of Law degree. Formerly a partner in a large Vancouver law firm, Mr. Fretwell has, since 1991, been a self-employed solicitor (Gordon J. Fretwell Law Corporation) in Vancouver practicing primarily in the areas of corporate and securities law.

Mr. Fretwell is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Continental Minerals Corporation	Director	February 2001	Present
Bell Copper Corporation	Director	June 2001	Present
Benton Resources Corp.	Director	March 2005	Present
Copper Ridge Explorations Inc.	Director and Secretary	September 1999	Present
Fronterra Copper Corporation	Director	February 2009	Present
Grandcru Resources Corp.	Director	December 2002	May 2008
Icon Industries Limited	VP of Legal Services	December 2000	March 2009
	Director	July 2004	Present
International Royalty Corporation	Director	February 2005	Present

Company	Positions Held	From	To
Keegan Resources Inc.	Director	February 2004	Present
Lignol Energy Corporation	Director	January 2007	Present
Meritus Minerals Ltd.	Director	June 2007	Present
Northern Dynasty Minerals Ltd.	Director	June 2004	Present
Pine Valley Mining Corp.	Director	August 2003	September 2007
Quartz Mountain Resources Ltd.	Director and Secretary	January 2003	Present
Rockwell Diamonds Inc.	Secretary	March 1998	November 2007
	Director	March 1998	September 2006
Tri-Gold Resources Corp.	CFO	November 2005	January 2006

GERALD PANNETON, P.Geo. – Director

Gerald S. Panneton has been involved in the exploration and mining industry for over 25 years. Mr. Panneton is a graduate of the University of Montreal (BSc), and McGill University with a Masters Degree in Sciences. Before joining Continental Minerals Corporation, Mr. Panneton was Director of Advanced Projects and Evaluations for the Exploration and Corporate Development Group for Barrick Gold Corporation, based in Toronto, Canada. His responsibilities included the evaluation and due diligence process of advanced projects throughout the world, including Russia, Europe, Africa, North America, Australia, and Asia.

Mr. Panneton is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Continental Minerals Corporation	Director	January 2006	Present
	President and CEO	January 2006	January 2008
Detour Gold Corporation	President, Chief Executive Officer and Director	January 2007	Present
Barrick Gold Corporation	Director Advanced Projects	May 1998	January 2006

RONALD THIESSEN, CA – Co-Chairman and Director

Ron Thiessen is a Chartered Accountant with professional experience in finance, taxation, mergers, acquisitions and re-organizations. Since 1986, Mr. Thiessen has been involved in the acquisition and financing of mining and mineral exploration companies. Mr. Thiessen is a director of Hunter Dickinson Services Inc., a company providing management and administrative services to several publicly-traded companies and focuses on directing corporate development and financing activities. He is also a director of Hunter Dickinson Services Inc.

Mr. Thiessen is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Continental Minerals Corporation	Director	November 1995	Present
	President and Chief Executive Officer	September 2000	January 2006
	Co-Chairman	January 2006	Present
Amarc Resources Ltd.	Director	September 1995	Present
	President and Chief Executive Officer	September 2000	Present
Anooraq Resources Corporation	Director	April 1996	Present
	President and Chief Executive Officer	September 2000	August 2007
Detour Gold Corporation	Director	July 2006	Present
	Chairman	July 2006	March 2009
Farallon Resources Ltd.	Director	August 1994	Present
	President and Chief Executive Officer	September 2000	September 2004
	Co-Chairman	September 2004	December 2005
	Chairman	December 2005	Present
Great Basin Gold Ltd.	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	December 2005
	Co-Chairman	December 2005	November 2006
	Chairman	November 2006	Present
Northern Dynasty Minerals Ltd.	Director	November 1995	Present
	President and Chief Executive Officer	November 2001	Present

Company	Positions Held	From	To
Rockwell Diamonds Inc.	Director	November 2000	September 2007
	President and Chief Executive Officer	November 2000	September 2006
	Chairman	September 2006	September 2007
Taseko Mines Limited	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	July 2005
	Co-Chairman	July 2005	May 2006
	Chairman	May 2006	Present
Quadro Resources Ltd. (formerly Tri- Gold Resources Corp.)	Director	July 1992	December 2006

FUYU WANG – Director

Fuyu Wang is a senior mining engineer with over 30 years of experience in the industry. Mr. Wang completed a Master Degree of Engineering in 2003 from the University of Science and Technology, in Beijing. He is a director with Jinchuan Group Limited, the largest nickel producer in Asia and one of the largest copper producers in China. He has been Director of the Third Mine of Jinchuan Group Limited since August 2000.

Mr. Wang is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Continental Minerals Corporation	Director	August 2007	Present

ZHI WANG – Co-Chairman and Director

Zhi Wang completed a diploma in business administration at China Radio & Television University in 1984 and pursued further studies in business administration under an exchange program in Australia in 1988.

Mr. Wang is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Continental Minerals Corporation	Director	December 2006	Present
Great China Mining Inc.	Director	July 2003	December 2006

JIE (JACK) YANG – Director

Jack Yang graduated from the Beijing University of International Business & Economics, Beijing, China in 1984 with a Bachelor of Economics degree.

Mr. Yang is, or was within the five past years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Continental Minerals Corporation	Director	December 2006	Present
Great China Mining Inc.	Director	July 2003	December 2006

APPOINTMENT OF AUDITOR

KPMG LLP, Chartered Accountants, 777 Dunsmuir Street, Vancouver, British Columbia, will be nominated at the Meeting for reappointment as auditor of the Company at a remuneration to be fixed by the directors based upon a recommendation of the audit committee.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

National Instrument 52-110 of the Canadian Securities Administrators ("NI52-110") requires the Company, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth in the following:

The Audit Committee's Charter

The audit committee has a charter, a copy of which is attached as Schedule "A" to the Information Circular prepared for the Company's shareholders meeting held June 25, 2008, as filed on SEDAR on June 3, 2008.

Composition of the Audit Committee

The members of the audit committee are: Rene G. Carrier, Scott D. Cousens and Gordon Fretwell. All members are financially literate. Messrs Carrier and Fretwell are independent. Mr. Cousens is not independent.

Audit Committee Oversight

The audit committee has not made any recommendations to the board of directors to nominate or compensate any auditor other than KPMG LLP.

Reliance on Certain Exemptions

The Company's auditor, KPMG LLP, has not provided any material non-audit services.

Pre-Approval Policies and Procedures

The audit committee has adopted specific policies and procedures for the engagement of non-audit services.

External Auditor Service Fees

The audit committee has reviewed the nature and amount of the non-audit services provided by KPMG LLP to the Company to ensure auditor independence. Fees incurred with KPMG LLP for audit and non-audit services in the last two fiscal years for professional services are outlined in the following table.

Nature of Services	Fees paid to auditor in year ended
	December 31, 2008	December 31, 2007
Audit Fees(1)	$ 238,745	$ 227,982
Audit-Related Fees(2)	–	–
Tax Fees(3)	–	–
All Other Fees(4)	–	–
Total	$ 238,745	$ 227,982

Notes:

(1)

"Audit Fees" include fees necessary to perform the annual audit and quarterly reviews of the Company's consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)

"Audit-Related Fees" include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)

"Tax Fees" include fees for all tax services other than those included in "Audit Fees" and "Audit-Related Fees". This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)	"All Other Fees" include all other non-audit services.

Exemption

The Corporation is a "venture issuer" as defined in NI 52-110 and is relying on the exemption in section 6.1 of NI 52-110 relating to Parts 3 (Composition of Audit Committee) and 5 (Reporting Obligations) for the year ended December 31, 2008. Under this section a company is exempt from the requirement to have all of its audit committee members be independent as would otherwise be required by section 3.1 of NI 52-110.

CORPORATE GOVERNANCE

General

Corporate governance refers to the policies and structure of the board of directors of a company, whose members are elected by and are accountable to the shareholders of the company. Corporate governance encourages establishing a reasonable degree of independence of the board of directors from executive management and the adoption of policies to ensure the board of directors recognizes the principles of good management. The Board of the Company is committed to sound corporate governance practices, as such practices are both in the interests of shareholders and help to contribute to effective and efficient decision-making.

Board of Directors

Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A "material relationship" is a relationship which could, in the view of the Company's board of directors, be reasonably expected to interfere with the exercise of a director's independent judgment.

The Board facilitates its independent supervision over management in several ways, including by holding regular meetings without the presence of management, by retaining independent consultants, and by reviewing corporate developments with larger shareholders, analysts and potential industry partners, where it deems necessary.

The independent members of the board of directors of the Company are Messrs. Carrier and Fretwell.

The non-independent directors are Messrs. Copeland, Cousens, Dickinson, Panneton, Thiessen, Yang and Messrs Fuyu Wang and Zhi Wang. The Board has determined that these directors are not independent, based upon their material relationships with the Company.

The following table sets for the record of attendance of Board and Audit Committee meetings by directors for the 12 months ended December 31, 2008:

Director	Board Meetings	Audit Committee	Nominating and Governance Committee	Compensation Committee
Rene G. Carrier (1, 2)	4 of 4	4 of 4	No meetings in 2008	2 of 2
David J. Copeland	4 of 4	Not applicable	Not applicable	Not applicable
Scott D. Cousens	4 of 4	1 of 2	Not applicable	Not applicable
Robert A. Dickinson	3 of 4	Not applicable	Not applicable	Not applicable
Gordon J. Fretwell (3)	4 of 4	4 of 4	No meetings in 2008	2 of 2
Gerald Panneton	3 of 4	Not applicable	Not applicable	Not applicable
Ronald Thiessen	4 of 4	Not applicable	No meetings in 2008	2 of 2
Fuyu Wang	2 of 4	Not applicable	Not applicable	Not applicable
Zhi Wang	1 of 4	Not applicable	Not applicable	Not applicable
Jie (Jack) Yang	4 of 4	Not applicable	Not applicable	Not applicable

Notes: Committee Chairperson

(1)	Audit Committee Chairman.
(2)	Compensation Committee Chairman.
(3)	Nominating and Governance Committee Chairman.

Directorships

The section entitled "Election of Directors" in this Information Circular gives details of other reporting issuers of which each director is a director or officer.

Orientation and Continuing Education

The Company has traditionally retained experienced mining people as directors and hence the orientation needed is minimized. When new directors are appointed, they are acquainted with the Company's mineral project and the expectations of directors. Board meetings generally include presentations by the Company's senior management and project staff in order to give the directors full insight into the Company's operations.

Ethical Business Conduct

The Board has adopted a corporate governance policies and procedures manual (the "Manual") which includes a formal Code of Ethics which is available for download from the Company's website, at www.continentalminerals.com. The Board also understands that the fiduciary duties placed on individual directors by the Company's governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director's participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Nomination of Directors

The Board considers its size each year when it considers the number of directors required, taking into account the number required to carry out the Board's duties effectively and to maintain a diversity of views and experience.

The Board has established a Nominating and Governance Committee consisting of Gordon Fretwell, Rene Carrier and Ronald Thiessen. A charter for the Nominating and Governance Committee has been adopted and is included in the Manual, which is available for viewing at the Company's website at www.continentalminerals.com.

The Nominating and Governance Committee has been given the responsibility of developing and recommending to the Board, the Company's approach to corporate governance. The Nominating and Governance Committee will review with management all new and modified rules and policies applicable to governance of the Company to assure that the Company remains in full compliance with such requirements.

The nominating function of the Nominating and Governance Committee is to evaluate and recommend to the Board the size of the Board and persons as nominees for the position of Director of the Company.

Compensation

The Board has established a Compensation Committee consisting of Rene Carrier, Gordon Fretwell and Ronald Thiessen. A charter for the Compensation Committee has been adopted and is included in the Manual, which is available for viewing at the Company's website at www.continentalminerals.com.

The functions of the Compensation Committee include the review, on an annual basis, of the compensation paid to the Company's executive officers and to the Directors, the review of the performance of and compensation paid to the Company's executive officers and making recommendations on compensation to the Board (see "Compensation of Executive Officers"). In addition, the Committee will review annually the compensation plans for the Company's non-executive staff.

Other Board Committees

The Board has a Compensation Committee and a Nominating and Corporate Governance Committee as well as an Audit Committee. There are no other committees of the Board.

Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and committees.

COMPENSATION OF EXECUTIVE OFFICERS

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Committee

As indicated above, the Company has a Compensation Committee to assist the Board of Directors in carrying out its responsibilities relating to executive and director compensation. The Compensation Committee (the "Committee') has the following duties, responsibilities and authority:

(a)

The Committee shall recommend to the Board of Directors the form and amount of compensation to be paid by the Company to directors for service on the Board of Directors and on its committees. The Committee shall review director compensation at least annually.

(b)

The Committee shall annually review the Company's base compensation structure and the Company's incentive compensation, stock option and other equity-based compensation programs and recommend changes in or additions in such structure and plans to the Board of Directors as needed.

(c)	The Committee shall recommend to the Board of Directors the annual base compensation of the Company's executive officers and senior managers (collectively the "Officers").

(d)	The Committee shall recommend to the Board of Directors the range of increase or decrease in the annual base compensation for non-Officer personnel providing services to the Company.

(e)

The Committee shall recommend to the Board of Directors annual corporate goals and objectives under any incentive compensation plan adopted by the Company for Officers and non-Officer personnel providing services to the Company, and recommend incentive compensation participation levels for Officers and non-Officer personnel providing services to the Company under any such incentive compensation plan. In determining the incentive component of compensation, the Committee will consider the Company's performance and relative shareholder return, the values of similar incentives at comparable companies and the awards given in past years.

(f)	The Committee shall evaluate the performance of Officers generally and in light of annual corporate goals and objectives under any incentive compensation plan.

(g)

The Committee shall periodically review with the Chairman and Chief Executive Officer their assessments of corporate officers and senior managers and succession plans and make recommendations to the Board of Directors regarding appointment of officers and senior managers.

(h)	The Committee shall provide oversight of the performance evaluation and incentive compensation of non-Officer personnel providing services to the Company.

(i)	The Committee shall administer the Company's stock option and other equity based compensation plans and determine the annual grants of stock options and other equity based compensation.

(j)	The Committee shall recommend to the Nominating and Corporate Governance Committee the qualifications and criteria for membership on the Committee.

The Compensation Committee, composed of Rene Carrier, Gordon Fretwell and Ronald Thiessen met two times during the year which were documented in the form of meeting minutes.

In this section "Named Executive Officer" (or "NEO") means each of the following individuals:

(a)	the Chief Executive Officer ("CEO");
(b)	the Chief Financial Officer ("CFO");
(c)

each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

(d)	each individual who would be a NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the company, nor acting in a similar capacity, at December 31, 2008.

The following disclosure sets out the compensation that the Board of Directors intended to pay, make payable, award, grant, give or otherwise provide to each NEO and director for the financial year ended December 31, 2008.

Report on Executive Compensation

This report on executive compensation has been authorized by the Compensation Committee, the members as aforementioned, being Rene Carrier, Gordon Fretwell and Ronald Thiessen. The Board of Directors assumes responsibility for reviewing and monitoring the long-range compensation strategy for the senior management of the Company although the Compensation Committee guides it in this role. As part of its mandate, the Board of Directors determines the type and amount of compensation for the Company's executive officers. In addition, the Board of Directors reviews the methodology utilized by the Company for setting salaries of employees throughout the organization.

The Company's Compensation Committee receives competitive market information on compensation levels for executives. The Company's compensation policies and programs are designed to be competitive with similar junior mining exploration companies and to recognize and reward executive performance consistent with the success of the Company's business.

Philosophy and Objectives

The compensation program for the senior management of the Company is designed to ensure that the level and form of compensation achieves certain objectives, including:

a.	attracting and retaining talented, qualified and effective executives;

b.	motivating the short and long-term performance of these executives; and

c.	better aligning their interests with those of the Company's Shareholders.

In compensating its senior management, the Company has employed a combination of base salary, bonus compensation and equity participation through its stock option plan.

Base Salary

In the Board of Directors' view, paying base salaries that are competitive in the markets in which the Company operates is a first step to attracting and retaining talented, qualified and effective executives. The NEOs are paid a salary in order to ensure that the compensation package offered by the Company is in line with that offered by other companies in our industry, and as an immediate means of rewarding the NEO for efforts expended on behalf of the company.

The salary to be paid to a particular NEO is determined by gathering competitive salary information on comparable companies within the industry from a variety of sources, including surveys conducted by independent consultants and national and international such as list publications. Payment of a cash salary fits within the objective of the compensation program since it rewards the NEO for performance of his or her duties and responsibilities.

The compensation of the Chief Executive Officer is approved by the Board of Directors. Base salary and bonus levels are determined taking into account independent market survey data.

Bonus Compensation

The Board of Directors considers performance, shareholder benefits, competitive factors and other matters in awarding bonuses. The Company's objective is to achieve certain strategic objectives and milestones. The Board of Directors will consider executive bonus compensation dependent upon the Company meeting those strategic objectives and milestones and sufficient cash resources being available for the granting of bonuses.

For the most recently completed fiscal year, a bonus of $20,000 was awarded to Mr. Dickson Hall in respect of his services in 2008, and a bonus of $66,000 was paid to Mr. Panneton in respect of his services in 2007.

Equity Participation

The Company has in place a share option plan dated for reference June 19, 2006 (the "Plan"). The Plan has been established to provide incentive to qualified parties to increase their proprietary interest in the Company, encourage the alignment of interests with its shareholders and foster their continued association with the Company.

The Company believes that encouraging its executives and employees to become Shareholders is the best way of aligning their interests with those of its Shareholders. Equity participation is accomplished through the Company's stock option plan. Stock options are granted to senior executives taking into account a number of factors, including the amount and term of options previously granted, base salary and bonuses and competitive factors. Options are generally granted to senior executives and vest on terms established by the Compensation Committee.

At least annually, the Compensation Committee reviews the grants of stock options to directors, management, employees and consultants. Options have been granted in prior years taking into account competitive compensation factors and the belief that options help align the interests of such persons with the interests of Shareholders.

Given the evolving nature of the Company's business, the Board of Directors continues to review and redesign the overall compensation plan for senior management so as to continue to address the objectives identified above.

Equity Participation – Option Based Awards

The Company's long term incentives are designed to foster and promote the long-term financial success of the Company by strengthening the ability of the Corporation to attract and retain highly competent employees, motivate performance through incentive compensation, promote greater alignment of interests between employees and shareholders in creating long-term shareholder value, and enable employees to participate in the long-term growth and financial success of the Company. Long term incentives are comprised of stock options. The Black-Scholes method is used to value stock options. Stock options provide employees with the opportunity to participate in the growth of the Company's share price as well as benefit from the favourable tax treatment applicable to this form of compensation.

Options are generally granted to corporate executives in the first quarter of each year as part of the annual compensation review. Options are granted at other times of the year to individuals commencing employment with the Company. The exercise price for the options is the closing price of the Company's shares on the TSX Venture Exchange the day before the date of grant.

Given the evolving nature of the Company's business, the Board of Directors continues to review and redesign the overall compensation plan for senior management so as to continue to address the objectives identified above.

Summary Compensation Table

The compensation paid to the NEOs during the Company's most recently completed financial year of December 31, 2008 is as set out below and expressed in Canadian dollars unless otherwise noted:

Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards(7) ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
					Annual incentive plans	Long-term incentive plans
David J. Copeland (1) President & Chief Executive Officer	2008	406,509	Nil	275,000	Nil	Nil	Nil	Nil	681,509
Gerald Panneton (2) Former President & Chief Executive Officer	2008	100,000	Nil	Nil	66,000	Nil	Nil	Nil	166,000
Marchand Snyman (3) Chief Financial Officer	2008	57,623	Nil	220,400	Nil	Nil	Nil	Nil	278,023
Jeffrey Mason (4) Former Chief Financial Officer	2008	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Dickson Hall (5) VP Corporate Development	2008	270,559	Nil	43,266	20,000	Nil	Nil	Nil	333,826
Qi Deng DGM China Operations	2008	217,448	Nil	43,266	Nil	Nil	Nil	Nil	260,714
Jie Yang (6) Corporate & Government Affairs Advisor	2008	118,014	Nil	110,200	Nil	Nil	Nil	Nil	228,214

Notes:

(1)

Mr. Copeland was appointed President & Chief Executive Officer of the Company effective January 31, 2008. Compensation payments were made to CEC Engineering Ltd., a private company owned by Mr. Copeland.

(2)

Mr. Panneton resigned as & Chief Executive Officer of the Company effective January 31, 2008. Mr Panneton continues to serve as an Independent Director on the Company's board and the above compensation is a total of all compensation paid to Mr. Panneton in respect of the 2008 financial year. A bonus was awarded to Mr. Panneton for contributions made during the previous financial year was paid during the completed financial year.

(3)	Mr. Snyman was appointed Chief Financial Officer of the Company effective February 8, 2008.

(4)

Mr. Mason's compensation covers the period from November 1, 2007 to February 8, 2008, when he resigned as Chief Financial Officer. Jeffrey Mason was Chief Financial Officer from June 23, 1998 to February 8, 2008.

(5)	Compensation payments were made to Dickson Hall & Associates Ltd., a private company owned by Mr. Hall.

(6)	Compensation payments were made to Sundecin Enterprises Inc., a private company owned by Mr. Yang.

(7)

The options granted in the 2008 financial year were granted pursuant to the Stock Option Plan. (See section on Long Term Incentives - Stock Option Plan). For compensation purposes, the Black-Scholes option valuation model has been used to determine the fair value on the date of grant. The Black-Scholes option valuation is determined using the expected life of the stock option, expected volatility of the Company's common share price, expected dividend yield, and risk-free interest rate.

Messrs. Copeland and Snyman do not serve the Company solely on a full-time basis, and their compensation from the Company is allocated based on the estimated amount of time spent providing services to the Company. Messrs. Hall, Deng and Yang work on the Company's activities on a substantially full-time basis.

Outstanding Option-based Awards and Share-based Awards

The following table sets out all option-based awards and share-based awards outstanding as at December 31, 2008, for each NEO:

Option-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in- the-money options (1) ($)
David J. Copeland, President & Chief Executive Officer	200,000 100,000 500,000 (2)	$ 1.61 $ 2.01 $ 1.32	February 28 2011 February 28 2012 May 2 2011	Nil
Gerald Panneton Former President & Chief Executive Officer	400,000 300,000 100,000	$ 1.61 $ 1.61 $ 2.01	February 28 2011 February 28 2011 February 28 2012	Nil
Marchand Snyman Chief Financial Officer	400,000 (2)	$ 1.32	May 2 2011	Nil
Jeffrey Mason Former Chief Financial Officer	200,000 100,000	$ 1.61 $ 2.01	February 28 2011 February 28 2012	Nil
Dickson Hall VP Corporate Development	100,000 250,000 (2)	$ 2.01 $ 1.68	April 30 2009 February 28 2011	Nil
Qi Deng DGM China Operation	32,500 17,500 25,000 200,000	$ 2.01 $ 2.01 $ 2.01 $ 1.32	April 30 2009 April 30 2009 April 30 2009 May 2 2011	Nil
Jie Yang Corporate & Government Affairs Advisor	200,000 200,000 (2)	$ 2.01 $ 1.32	February 28 2012 May 2 2011	Nil

Notes:

(1)

The value at December 31, 2008 is calculated by determining the difference between the closing price of the Company's common shares at December 31, 2008 ($0.33/share) underlying the option on the TSX Venture Exchange and the exercise price of the options.

(2)	Granted during the fiscal year ended December 31, 2008.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out the value vested or earned under incentive plans during the year ended December 31, 2008, for each NEO:

Name	Option-based awards – Value vested during the year (1) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
David J. Copeland, President & Chief Executive Officer	Nil	Nil
Gerald Panneton Former President & Chief Executive Officer	Nil	$66,000
Marchand Snyman Chief Financial Officer	Nil	Nil
Jeffrey Mason Former Chief Financial Officer	Nil	Nil
Dickson Hall Vice President Corporate Development	Nil	$20,000
Qi Deng DGM China Operation	Nil	Nil
Jie Yang Corporate & Government Affairs Advisor	Nil	Nil

Notes:

(1)

These amounts represent the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date. The value of each amount has been determined by taking the difference between the market price of the option at date of exercise and the exercise or base price of the option under the option-based award on the vest date.

PENSION PLAN BENEFITS

The Company has no pension or deferred compensation plans for its directors, officers or employees.

TERMINATION AND CHANGE OF CONTROL BENEFITS

There are no compensatory plan(s) or arrangement(s), with respect to the Named Executive Officer resulting from the resignation, retirement or any other termination of employment of the officer's employment or from a change of the Named Executive Officer's Responsibilities following a change in control.

Director Compensation

The compensation provided to the directors, excluding two directors who are included in disclosure for a NEO, for the Company's most recently completed financial year of December 31, 2008 is:

Director Compensation Table

Name	Fees earned ($)	Share-based Awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Ron Thiessen Co-Chairman	55,048	Nil	165,300	Nil	Nil	Nil	220,348
Zhi Wang Co-Chairman	Nil	Nil	55,100	Nil	Nil	Nil	55,100
Scott D Cousens	35,452	Nil	55,100	Nil	Nil	Nil	90,552
Rene G Carrier	28,008	Nil	55,100	Nil	Nil	Nil	83,108
Robert A Dickinson	33,167	Nil	55,100	Nil	Nil	Nil	88,267
Gordon J Fretwell	23,000	Nil	55,100	Nil	Nil	Nil	78,100
Fuyu Wang	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Notes:
(1)

Independent directors receive, effective January 1, 2008, an annual fee of $20,000 for their services as a director, and an additional $5,000 for serving as Audit Committee Chairperson and $3,000 for serving as Chairperson of any other Committee of the Board

(2)	Compensation for the services of Messrs. Thiessen, Cousens and Dickinson is paid through Hunter Dickinson Services Inc.

(3)

The options granted in the 2008 financial year were granted pursuant to the Company's Stock Option Plan. (See report on Executive Compensation – Equity Participation). For compensation purposes, the Black-Scholes option valuation model has been used to determine the fair value on the date of grant. The Black-Scholes option valuation is determined using the expected life of the stock option, expected volatility of the Company's common share price, expected dividend yield, and risk-free interest rate.

The following table sets out all share-based awards and option-based awards outstanding as at December 31, 2008, for each director, excluding a director who is already set out in disclosure for a NEO for the Company:

Option-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (1) ($)	Option expiration date	Value of unexercised in-the-money options ($)
Ron Thiessen Co-Chairman	200,000 100,000 300,000 (2)	$ 1.61 $ 2.01 $ 1.32	February 28 2011 February 28 2012 May 2 2011	Nil
Zhi Wang Co-Chairman	700,000 100,000 100,000 (2)	$ 1.61 $ 2.01 $ 1.32	February 28 2011 February 28 2012 May 2 2011	Nil
Scott D Cousens	200,000 100,000 100,000 (2)	$ 1.61 $ 2.01 $ 1.32	February 28 2011 February 28 2012 May 2 2011	Nil
Rene G Carrier	100,000 100,000 100,000 (2)	$ 1.61 $ 2.01 $ 1.32	February 28 2011 February 28 2012 May 2 2011	Nil
Robert A Dickinson	200,000 100,000 100,000 (2)	$ 1.61 $ 2.01 $ 1.32	February 28 2011 February 28 2012 May 2 2011	Nil
Gordon J Fretwell	20,000 100,000 100,000 100,000 (2)	$ 2.01 $ 1.61 $ 2.01 $ 1.32	April 30 2009 February 28 2011 February 28 2012 May 2 2011	Nil
Fuyu Wang	Nil	Nil	Nil	Nil
Notes:
(1)

The value at December 31, 2008 is calculated by determining the difference between the closing price of the Company's common shares at December 31, 2008 ($0.33/share) underlying the option on the TSX Venture Exchange and the exercise price of the options.

(2)	Granted during the fiscal year ended December 31, 2008.

The following table sets out the value vested or earned under incentive plans during the year ended December 31, 2008, for each director, excluding a director who is already set out in disclosure for a NEO for the Company:

Name	Option-based awards – Value vested during the year (1) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Ron Thiessen, Co-Chairman	Nil	Nil
Zhi Wang, Co-Chairman	Nil	Nil
Scott D Cousens	Nil	Nil
Rene G Carrier	Nil	Nil
Robert A Dickinson	Nil	Nil
Gordon J Fretwell	Nil	Nil
Fuyu Wang	Nil	Nil

Notes:

(1)

These amounts represent the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date. The value of each amount has been determined by taking the difference between the market price of the option at date of exercise and the exercise or base price of the option under the option-based award on the vest date.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The equity compensation plan the Company currently has in place is the 2006 Share Option Plan (the "Plan"). The Plan was established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Plan is administered by the directors of the Company. The Plan provides that options be issued to directors, officers, employees or consultants of the Company or a subsidiary of the Company. The number of Common Shares issuable under the Plan, together with all of the Company's other previously established or proposed share compensation arrangements, may not exceed 10% of the total number of issued and outstanding Common Shares. All options expire on a date not later than five years after the date of grant of such option. As at the date hereof there are share options outstanding to purchase an aggregate of 8,990,500 Common Shares.

The following table sets out equity compensation plan information as at May 22, 2009:

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by security holders - (the Share Plan)	8,990,500	$ 1.52	3,914,804
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	8,990,500	$ 1.52	3,914,804

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the end of the most recently completed financial year or as at the date hereof, other than routine expense advances of less than $1000.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of management of the Company, other than as set-out below, no informed person (a director, officer or holder of 10% or more of the Common Shares) or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or would materially affect the Company or any of its subsidiaries during the year ended December 31, 2008, or has any interest in any material transaction in the current year other than as set out in this information circular:

1.

In 2007, Mr. Zhi Wang signed a consulting services agreement with the Company, to assist the Company in securing the necessary mining permits for commercial mining at the Xietongmen Property. Under this agreement, if Mr. Wang contributes to the successful receipt of all necessary mining permits prior to March 31, 2010, Mr. Wang will receive 2,500,000 units, with each unit consisting of one common share and one share purchase warrant. Each warrant will be exercisable at $1.59 for one year from the date of receipt of the mining permits.

2.

During the year ended December 31, 2008, the Company paid or accrued $291,226 (2007 – $227,614, 2006 – $197,310) and $238,080 (2007 – $461,445; 2006 – $52,550) to Tibet Bojing Minerals Investment Limited and Beijing Honglu Shengdi Consulting Services Limited respectively, two companies controlled by Mr Zhi Wang, for consulting services.

MANAGEMENT CONTRACTS

There are no management functions of the Company, which are to any substantial degree performed by a person or company other than the directors or senior officers of the Company.

Hunter Dickinson Services Inc. ("HDSI") is a private company owned equally by seven public companies, one of which is the Company. HDSI has certain directors in common with the Company and HDSI provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of the Company and its subsidiaries on a full cost recovery basis pursuant to an agreement dated June 1, 2008 (the "Agreement").

Pursuant to the Agreement an aggregate of approximately $3,557,305 was paid directly by the Company to HDSI for services rendered during the year ended December 31, 2008.

PARTICULARS OF MATTERS TO BE ACTED UPON

A.        Annual Confirmation of 10% Rolling Share Option Plan

The TSX Venture Exchange (the "TSXV") requires that each company listed on the TSXV proposing to issue stock options have a share option plan. The shareholders of the Company adopted a Share Option Plan (the "Option Plan") in 2006 which is described in detail above under the heading "Securities Authorized for Issuance Under Equity Compensation Plans".

Pursuant to section 2.9 of the TSXV policy 4.4, the continuation of the Option Plan requires annual shareholder approval at the annual meeting of the Company by ordinary resolution. The Company is of the view that the

Option Plan is necessary for the Company to attract and maintain the services of executives, employees and other service providers in competition with other companies in the industry. A copy of the Plan will be available for inspection at the Meeting and is available on request of the Company. At the Meeting, shareholders will be asked to vote on the following resolution, with or without any variation which arises from the floor of the Meeting:

"Resolved, as an ordinary resolution that the Company's 10% rolling share option plan be ratified and approved for a further year until the next annual general meeting of shareholders."

The Board of Directors recommends that shareholders vote in favour of the continuation of the Plan.

B.        Shareholder Rights Plan

The Board adopted a shareholder rights plan agreement (the "Rights Plan") effective April 24, 2009 (the "Effective Date"). The objective of the Board in adopting the Rights Plan is to ensure the fair treatment of Shareholders in connection with any take-over bid for the Common Shares of the Company. In accordance with the policies of the TSXV the Rights Plan must be approved by a majority of the votes cast at the Meeting within 180 days of the adoption by the Board of the Rights Plan.

The principal terms of the Rights Plan are summarized below. The full text of the Rights Plan was filed prior to the Meeting in a Material Change Report of the Company on May 25, 2009, and is available for download at www.sedar.com. As well, a copy of the Rights Plan will also be available for review at the Meeting.

Purpose of Rights Plan

The primary objective of the Rights Plan is to ensure that all Shareholders of the Company are treated fairly in connection with any take-over bid for the Company by (a) providing shareholders with adequate time to properly assess a take-over bid without undue pressure and (b) providing the Board with more time to fully consider an unsolicited take-over bid, and, if applicable, to explore other alternatives to maximize shareholder value.

Summary of Rights Plan

The following summary of the Rights Plan does not purport to be complete and is qualified in its entirety by reference to the Rights Plan.

Issue of Rights

The Company issued one right (a "Right") in respect of each Common Share outstanding at April 24, 2009 (the "Record Time"). The Company has issued and will continue to issue Rights on the same basis for each Common Share issued after the Record Time but prior to the earlier of the Separation Time and the Expiration Time (both defined below).

The Rights

Each Right will entitle the holder, subject to the terms and conditions of the Rights Plan, to purchase additional Common Shares of the Company after the Separation Time.

Rights Certificates and Transferability

Before the Separation Time, the Rights will be evidenced by certificates for the Common Shares, and are not transferable separately from the Common Shares. From and after the Separation Time, the Rights will be evidenced by separate Rights Certificates, which will be transferable separately from and independent of the Common Shares.

Exercise of Rights

The Rights are not exercisable before the Separation Time. After the Separation Time and before the Expiration Time, each Right entitles the holder to acquire one Common Share for the exercise price of $10 (subject to certain anti-dilution adjustments). This exercise price is expected to be in excess of the estimated maximum value of the Common Shares during the term of the Rights Plan. Upon the occurrence of a Flip-In Event (defined below) prior to the Expiration Time (defined below), each Right (other than any Right held by an Acquiring Person (defined below) which will become null and void as a result of such Flip-In Event) may be exercised to purchase that number of Common Shares which have an aggregate market price equal to twice the exercise price of the Rights for a price equal to the exercise price (subject to adjustment). Effectively, this means a Shareholder of the Company (other than the Acquiring Person) can acquire additional Common Shares from treasury at half their market price.

Definition of "Acquiring Person"

Subject to certain exceptions, an Acquiring Person is a person who becomes the Beneficial Owner (defined below) of 20% or more of the Company's outstanding Common Shares.

Definition of "Beneficial Ownership"

A person is a Beneficial Owner of securities if such person, or its affiliates or associates or any other person acting jointly or in concert with such person, owns the securities in law or equity, and has the right to acquire (immediately or within 60 days) the securities upon the exercise of any convertible securities or pursuant to any agreement, arrangement or understanding.

However, a person is not a Beneficial Owner under the Rights Plan where:

(a)	the securities have been deposited or tendered pursuant to a tender or exchange offer or take- over bid, unless those securities have been taken up or paid for;

(b)	the securities have been deposited with such person under a take-over bid pursuant to a permitted lock-up agreement (as defined below);

(c)

such person (including a fund manager, trust company, pension fund administrator, trustee or non-discretionary client accounts of registered brokers or dealers) is engaged in the management of mutual funds, investment funds or public assets for others, as long as that person:

	(i)	holds those Common Shares in the ordinary course of its business for the account of others;

	(ii)	is not making a take-over bid or acting jointly or in concert with a person who is making a take-over bid; or

	(iii)	such person is a registered holder of securities as a result of carrying on the business of or acting as a nominee of a securities depository.

Definition of "Separation Time"

Separation Time occurs on the tenth trading day after the earlier of:

(a)	the first date of public announcement that a person has become an Acquiring Person;

(b)	the date of the commencement or announcement of the intent of a person to commence a take- over bid (other than a Permitted Bid or Competing Permitted Bid); and

(c)	the date on which a Permitted Bid or Competing Permitted Bid ceases to qualify as such;

or such later date as determined by the Board.

Definition of "Expiration Time"

Expiration Time occurs on the date being the earlier of:

(a)	the time at which the right to exercise Rights is terminated under the terms of the Rights Plan;

(b)	immediately after the Company's annual meeting of Shareholders to be held in 2012 unless at such meeting the duration of the Rights Plan is extended; and

(c)	180 days after the date of the Rights Plan if the Rights Plan is not ratified by Shareholders in accordance with the requirements of the TSXV.

Definition of a "Flip-In Event"

A Flip-In Event occurs when a person becomes an Acquiring Person, provided the Flip-In Event is deemed to occur at the close of business on the 10th day after the first date of a public announcement of facts indicating that an Acquiring Person has become such. Upon the occurrence of a Flip-In Event, any Rights that are beneficially owned by an Acquiring Person, or any of its related parties to whom the Acquiring Person has transferred its Rights, will become null and void and, as a result, the Acquiring Person's investment in the Company will be greatly diluted if a substantial portion of the Rights are exercised after a Flip-In Event occurs.

Definition of "Permitted Bid"

A Permitted Bid is a take-over bid made by a person (the "Offeror") pursuant to a take-over bid circular that complies with the following conditions:

(a)	the bid is made to all registered holders of Common Shares (other than the Offeror);

(b)

the Offeror agrees that no Common Shares will be taken up or paid for under the bid for at least 60 days following the commencement of the bid and that no Common Shares will be taken up or paid for unless at such date more than 50% of the outstanding Common Shares held by Shareholders, other than the Offeror and certain related parties, have been deposited pursuant to the bid and not withdrawn;

(c)	the Offeror agrees that the Common Shares may be deposited to and withdrawn from the take- over bid at any time before such Common Shares are taken up and paid for; and

(d)

if, on the date specified for take-up and payment, the condition in paragraph (b) above is satisfied, the bid shall remain open for an additional period of at least 10 business days to permit the remaining Shareholders to tender their Common Shares.

Definition of "Competing Permitted Bid"

A Competing Permitted Bid is a take-over bid that:

(a)	is made while another Permitted Bid or Competing Permitted Bid has been made and prior to the expiry of that Permitted Bid or Competing Permitted Bid;

(b)

satisfies all the requirements of a Permitted Bid other than the requirement that no Common Shares will be taken up or paid for under the bid for at least 60 days following the commencement of the bid and that no Common Shares will be taken up or paid for unless at such date more than 50% of the outstanding Common Shares held by Shareholders, other than the Offeror and certain related parties, have been deposited pursuant to the bid and not withdrawn; and

(c)

contains the conditions that no Common Shares be taken up or paid for pursuant to the Competing Permitted Bid prior to the close of business on a date that is not earlier than the later of 35 days after the date of the Competing Permitted Bid and the earliest date on which the Common Shares may be taken up or paid for under any prior bid in existence at the date of such Competing Permitted Bid; and then only if, at the time that such Common Shares are first taken up or paid for, more than 50% of then outstanding Common Shares held by Shareholders, other than the Offeror and certain related parties, have been deposited pursuant to the Competing Permitted Bid and not withdrawn.

Definition of "Permitted Lock-Up Agreement"

A Permitted Lock-Up Agreement means an agreement (the "Lock-up Agreement") between a person or one or more holders of Common Shares (each referred to herein as a "Locked-up Person"), the terms of which are publicly disclosed and a copy of which is made available to the public, including the Company, pursuant to which such holders agree to deposit or tender Common Shares to a take-over bid (the "Lock-up Bid") made by the person or any of such person's affiliates or associates, whether such Lock-up Bid is made before or after the Lock-up Agreement is signed, provided that:

(i)

the Lock-up Agreement permits the Locked-up Person to terminate its agreement to deposit or tender to or to not withdraw Common Shares from the Lock-up Bid in the event a "Superior Offer" is made to the Locked-up Person. For the purposes of this subsection, a "Superior Offer" is any take-over bid, amalgamation, arrangement or similar transaction pursuant to which the cash equivalent value of the consideration per share to be received by holders of the Common Shares under the Lock-up Bid (the "Lock-up Bid Consideration"). Notwithstanding the foregoing, the Lock-up Agreement may require that the Superior Offer Consideration must exceed the Lock-up Bid Consideration by a specified percentage before such termination rights take effect, provided such specified percentage is not greater than 7%.

For greater clarity, the Lock-up Agreement may contain a right of first refusal or require a period of delay to give the person who made the Lock-up Bid an opportunity to match a higher price in another take-over bid or transaction or similar limitation on the Locked-up Person's right to withdraw Common Shares from the agreement, so long as the limitation does not preclude the exercise by the Locked-up Person of the right to withdraw Common Shares during the period of the take-over bid or transaction; and

(ii)	no "break-up" fees, penalties, expenses, or other amounts that exceed, in the aggregate, the greater of:

	A.	2.5% of the Lock-up Bid Consideration payable under the Lock-up Agreement to the Locked-up Person; and

B.

one-half of the difference between the consideration under the Superior Offer payable to the Locked-up Person and the Locked-up Consideration the Locked-up Person would have received under the Lock-up Bid, shall be payable pursuant to the Lock-up Agreement in the event that the Locked-up Person fails to tender Common Shares pursuant to the Lock-up Bid or withdraws Common Shares from the Lock-up Bid in order to accept the other take-over bid or transaction.

Redemption of Rights

All (but not less than all) of the Rights may be redeemed by the Board with the prior approval of the Shareholders at any time before a Flip-In Event occurs at a redemption price of $0.0001 per Right (subject to adjustment). In addition, in the event of a successful Permitted Bid, Competing Permitted Bid or a bid for which the Board has waived the operation of the Rights Plan, the Company will immediately upon such acquisition and without further formality, redeem the Rights at the redemption price. If the Rights are redeemed pursuant to the Rights Plan, the right to exercise the Rights will, without further action and without notice, terminate and the only right thereafter of the Rights holders is to receive the redemption price.

Waiver

Before a Flip-In Event occurs, the Board may waive the application of the "Flip-In" provisions of the Rights Plan to any prospective Flip-In Event which would occur by reason of a take-over bid made by a take-over bid circular to all registered holders of Common Shares. However, if the Board waives the Rights Plan with respect to a particular bid, it will be deemed to have waived the Rights Plan with respect to any other take-over bid made by take-over bid circular to all registered holders of Common Shares before the expiry of that first bid. The Board may also waive the "Flip-In" provisions of the Rights Plan in respect of any Flip-In Event provided that the Board has determined that the Acquiring Person became an Acquiring Person through inadvertence and has reduced its ownership to such a level that it is no longer an Acquiring Person.

Term of the Rights Plan

Unless otherwise terminated, the Rights Plan will expire at the Expiration Time (defined above).

Amending Power

Except for amendments to correct clerical or typographical errors and amendments to maintain the validity of the Rights Plan as a result of a change of applicable legislation or applicable rules or policies of securities regulatory authorities, Shareholder (other than the Offeror and certain related parties) or Rights holder majority approval is required for supplements or amendments to the Rights Plan. In addition, any supplement or amendment to the Rights Plan will require the written concurrence of the Rights Agent and prior written consent of the TSXV.

Rights Agent

The Rights Agent under the Rights Plan is Computershare Investor Services Inc.

Rights Holder not a Shareholder

Until a Right is exercised the holder thereof as such will have no rights as a Shareholder of the Company. At the Meeting, shareholders will be asked to vote on the following resolution, with or without variation:

"Resolved that:

(a)	the Rights Plan as described in the Information Circular of the Company dated as of May 22, 2009 be hereby ratified and approved.

(b)	The Company be authorized to abandon the Rights Plan if the Board of the Company deems it appropriate and in the best interests of the Company to do so; and

(c)

any one or more of the directors and officers of the Company be authorized to perform all such acts, deeds and things and execute, under seal of the Company or otherwise, all such documents as may be required to give effect to this resolution."

The Board of Directors recommends that shareholders vote in favour of the ratification and approval of the Rights Plan.

ADDITIONAL INFORMATION

Additional information relating to the Company is included in the Company's audited financial statements for the year ended December 31, 2008 auditor's report and related management discussion and analysis filed on www.sedar.com. Copies of the Company's most recent interim financial statements and related management discussion and analysis, and additional information may be obtained from www.sedar.com and upon request from the Company at telephone no. (604) 684-6365 or fax number (604) 684-8092.

OTHER MATTERS

The Directors are not aware of any other matters which they anticipate will come before the Meeting as of the date of mailing of this Information Circular.

The contents of this Information Circular and its distribution to shareholders have been approved by the board of directors of the Company.

DATED at Vancouver, British Columbia, May 22, 2009.

BY ORDER OF THE BOARD OF DIRECTORS

David J. Copeland (signed)

President and Chief Executive Officer